VF 6-7-02

02022414

STATES
IANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Time Capital Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station (City) NY (State) 11776-3336 (Zip Code)

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James 631 331-1400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joel J Ratzker CPA P.C.
(Name — *if individual, state last, first, middle name*)

1-09 Schwab Road (Address) Melville (City) NY (State) 11747 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
JUN 05 2002
WASH. D.C. 155 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Time Capital Securities Corp, as of March 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

VP
Title

Rosemary B. Rabbitt
Notary Public

ROSEMARY B. RABBITT
NOTARY PUBLIC, State of New York
No. 01RA6018774, Suffolk County
Term Expires 01/19/2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Statement that no material differences exist between the audited computation of net capital and the computation of 15C3-3 reserve requirements and the broker dealers corresponding unaudited Part II

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
TimeCapital Securities Corporation

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of TimeCapital Securities Corporation as of March 31, 2002 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melville, New York
May 9, 2002

Joel J. Ratzker
Certified Public Accountant

TimeCapital Securities Corporation

Statement of Financial Condition

March 31, 2002

Assets

Cash	$ 558,427
Receivables (Note 1)	123,303
Prepaid expenses	20,525
Membership in exchange (Note 1)	1,100
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $151,826 (Note 1)	62,994
	$ 766,349

Liabilities and stockholders' equity

Deferred income taxes (Note 1)	$ 9,000
Accounts payable and accrued expenses	145,630
	154,630
Contingencies (Note 6)	
Stockholders' equity (Note 3)	
Common stock	40,000
Additional paid-in capital	397,487
Retained earnings	174,232
Total stockholders' equity	611,719
	$ 766,349

The accompanying notes are an integral part of these financial statements.

TimeCapital Securities Corporation

Statement of Operations

For the Year Ended March 31, 2002

Revenues	
Commissions	$ 1,849,222
Net dealer inventory and investment losses	(40,306)
Management income (Note 3)	266,000
Interest and dividends	15,395
	2,090,311
Expenses	
Commissions	974,397
Clearing and execution	203,795
Employee compensation and benefits	436,572
Automobile expenses	52,075
Management fees	56,413
Dues and subscriptions	25,648
Rent	38,600
Telephone	24,059
Office supplies and expenses	53,468
Interest expense	29,784
Current income taxes	1,445
Deferred income taxes	(2,000)
Other operating expenses	209,391
	2,103,647
Net loss	$ (13,336)

The accompanying notes are an integral part of these financial statements.

TimeCapital Securities Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at April 1, 2001	$ 40,000	$125,000	$ 187,568
Capital contribution	-0-	272,487	-0-
Net loss	-0-	-0-	(13,336)
Balance at March 31, 2002	$ 40,000	$397,487	$ 174,232

The accompanying notes are an integral part of these financial statements.

TimeCapital Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2002

Cash flows from operating activities:	
Net loss	$ (13,336)
Adjustments to reconcile to net cash provided by operating activities:	
Deferred income taxes	(2,000)
Depreciation and amortization	22,017
Decrease in receivables	30,230
Decrease in prepaid expenses	624
Increase in accounts payable and accrued expenses	26,970
	77,841
Net cash provided by operating activities	64,505
Cash flows from investing activities:	
Acquisition of property and equipment	(3,263)
Net increase in cash and equivalents	61,242
Cash and equivalents, beginning of year	497,185
Cash and equivalents, end of year	$ 558,427
Supplemental disclosure:	
Interest paid	$ 29,784
Accrued interest converted to loans payable-officers	$ 29,784
Loans payable officers converted to additional paid in capital	$ 272,487

The accompanying notes are an integral part of these financial statements.

TimeCapital Securities Corporation

Notes to Financial Statements

For the Year Ended March 31, 2002

1. Significant Accounting Policies

Customers' securities transactions and the related commission income and expenses are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis. Investment banking revenue, when applicable is recorded as follows: management fees on offering date, sales concessions on settlement date and underwriting fees at the time the underwriting is completed and/ or the income is reasonably determinable.

Marketable securities, which consist of securities held for inventory are valued at market value. The resulting difference between cost and market is included in income.

Deferred income taxes are provided due to differences between financial accounting and income tax reporting.

Property and equipment are recorded at cost. Depreciation is computed by the straight-line method at rates adequate to allocate the cost of the applicable assets over their expected useful lives.

Leasehold improvements are amortized over the estimated useful life of the improvement or the term of the lease, whichever is shorter.

Exchange membership is carried at cost.

When net operating tax loss carryforwards are utilized, the provision for income taxes reflects the expense exclusive of the benefit of the carryforward and such benefit is reported as an extraordinary gain.

2. Payable to Customers

When applicable, accounts payable to customers include amounts due on cash transactions.

3. Related party transactions

The Company pays rent for office space to a related lessee on a month to month basis.

3. Related party transactions (continued)

Loans payable officers plus accrued interest totaling $272,487 were contributed to additional paid in capital in March, 2002. Interest had been accrued for the current fiscal year at the rate of 8%.

The Company charges a management fee to Time Capital Advisory Services, Inc. a related entity.

The Company incurred management fees with two related companies totaling $56,413.

4. Profit Sharing Plan

The Company has a discretionary, non-contributory profit sharing plan for the benefit of certain employees.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company was in compliance with these regulations.

6. Contingencies

The Company is the defendant in a lawsuit and a counterclaim in an arbitration which have arisen in the ordinary course of business. In the opinion of management, as concurred by counsel, the outcome of these actions will not have a material adverse effect on the Company's financial condition or results of operations.